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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DRS Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23330X100

(CUSIP Number)

Robert B. McKeon
Veritas Capital Management, L.L.C.
660 Madison Avenue
New York, NY 10021
(212) 688-0020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:
Benjamin M. Polk, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166
(212) 294-6700

December 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THE VERITAS CAPITAL FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,065,734 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,065,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VERITAS CAPITAL MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,065,734 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,065,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ROBERT B. MCKEON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,065,734 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,065,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THOMAS J. CAMPBELL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,065,734 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,065,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,065,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

The Veritas Capital Fund, L.P., a Delaware limited partnership (“Veritas L.P.”), Veritas Capital Management, L.L.C., a Delaware limited liability company (“Veritas L.L.C.”), Mr. Robert B. McKeon, and Mr. Thomas J. Campbell, pursuant to Rule 13d-2(a) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), hereby file this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) which amends the Schedule 13D filed with the Securities and Exchange Commission on November 14, 2003 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of DRS Technologies, Inc., a Delaware corporation (the “Company”).  Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.

The Schedule 13D is hereby amended by amending and restating the second paragraph of Item 4 as follows:

The Merger Agreement provides that the Company shall use its reasonable efforts to cause Mr. McKeon to be elected to the Company’s board of directors as a Class I director. Mr. McKeon was elected to the Company’s board of directors as a Class I director on December 19, 2003. The Merger Agreement also provides that until such time as IDT Holding, Veritas L.P., Veritas L.L.C. and Mr. McKeon beneficially own less than 3% of the issued and outstanding shares of Common Stock, the Company shall use its reasonable efforts to cause Mr. McKeon to be renominated as a director for election at each annual meeting of the Company’s stockholders at which the Class I directors of the Company stand for election.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth above is true, complete and correct.

December 19, 2003

THE VERITAS CAPITAL FUND, L.P.

By: Veritas Capital Management, L.L.C.
	By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

VERITAS CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

/s/ Robert B. McKeon
ROBERT B. MCKEON

/s/ Thomas J. Campbell
THOMAS J. CAMPBELL